Putnam Equity Income Fund 012 Semiannual 5/31/07

77C

May 15, 2007 meeting

A proposal to approve a new management contract between the fund and Putnam Investment
Management, LLC was approved as follows:

Votes for 		Votes against 		Abstentions
125,063,638 		4,505,014 		4,691,991

All tabulations are rounded to the nearest whole number.